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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number 001-15951

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below: AVAYA INC. SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: AVAYA INC., 211 MT. AIRY ROAD, BASKING RIDGE, NEW JERSEY 07920

Avaya Inc.
Savings Plan
Index
December 31, 2003 and 2002

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule*
Schedule H, line 4i—Schedule of Assets (Held At End of Year)	12
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1
*
Other schedules required by section 2520.103.8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Avaya Inc. Savings Plan

        In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avaya Inc. Savings Plan (the "Plan") at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 25, 2004

Avaya Inc.
Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2003

(dollars in thousands)

Participant Directed
Assets
Plan interest in Avaya Inc. Master Trust	$236,192
Participant loans receivable	5,008

Total investments	241,200
Participant contributions receivable	—
Employer contribution receivable	—

Total contributions receivable	—

Net assets available for benefits	$241,200

The accompanying notes are an integral part of these financial statements.

Avaya Inc.
Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2002

(dollars in thousands)	Participant Directed	Nonparticipant Directed Employee Stock Ownership Plan	Total
Assets
Plan interest in Avaya Inc. Master Trust	$131,365	$—	$131,365
Participant loans receivable	5,574	—	5,574
Avaya common stock	—	8,884	8,884
Fidelity Institutional cash portfolio	—	373	373

Total investments	136,939	9,257	146,196
Participant contributions receivable	970	—	970
Employer contribution receivable	512	—	512

Total contributions receivable	1,482	—	1,482

Net assets available for benefits	$138,421	$9,257	$147,678

The accompanying notes are an integral part of these financial statements.

Avaya Inc.
Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

(dollars in thousands)

Participant Directed
Additions to net assets attributed to
Contributions and transfers
Participant contributions	$12,917
Employer contribution	6,542
Transfer of participants' balances to other plans, net	698

20,157
Investment income
Plan interest in Avaya Inc. Master Trust investment income	94,725
Interest from loans	328

95,053

Total additions	115,210

Deductions from net assets attributed to
Benefits paid to participants	(21,659)
Administrative expenses	(29)

Total deductions	(21,688)

Net increase	93,522

Net assets available for benefits
Beginning of year	147,678

End of year	$241,200

The accompanying notes are an integral part of these financial statements.

Avaya Inc.
Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.    Plan Description

General

        The Avaya Inc. Savings Plan (the "Plan" or "ASP") is a defined contribution plan established as of October 1, 2000 by Avaya Inc. ("Avaya" or the "Company") to provide a convenient way for represented employees (i.e., employees whose pay is not defined at a monthly or annual rate and whose wages are subject to automatic wage progression) to save on a regular and long-term basis. The Plan's assets and liabilities are maintained in a master trust (the "Group Trust") in the custody of Fidelity Management Trust Company (the "Trustee"). The Group Trust consists of the assets of the Avaya Inc. Savings Plan for Salaried Employees ("ASPSE"), the Avaya Inc. Savings Plan for the Variable Workforce ("ASPVW") and the Plan.

        Effective August 1, 2002, the Plan administrator determined that the Plan experienced a partial termination during 2001 and 2002. As a result, pursuant to Section 12.2 of the Plan document, any participant in the Plan during the 2001 and 2002 Plan year affected by the partial termination became fully vested in his or her Company matching contribution account.

        The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility

        An eligible employee (generally an active employee with at least six months of service or an employee who meets the requirements for immediate eligibility) enters the Plan by authorizing a payroll contribution and directing the contribution among the investment options offered under the Plan.

Contributions

        Employee contributions of up to approximately 16% may be authorized. Contributions must be from pay on the basis of $5 increments. An employee may designate contributions as pre-tax, after-tax or a combination of pre-tax and after-tax contributions. The Internal Revenue Code ("IRC") limits the maximum amount of an employee's contribution on a pre-tax basis to $12,000 and $11,000 in 2003 and 2002, respectively.

        The Company will match a part of an employee's contributions to the Plan after completion of 12 months of service with the Company. After becoming eligible to receive Company matching contributions, the Company will contribute 66 2/3 cents for every $1 a participant contributes up to the first 6% of the participant's eligible compensation.

        Before July 1, 2002, the Plan included a leveraged Employee Stock Ownership Plan ("ESOP") feature. The Company contributed shares of Avaya common stock on behalf of participants, for investment in the Employer Shares Funds, such amounts as were necessary to credit to the account of each such participant 66 2/3% of the amount of their contributions up to the lesser of the amount contributed or the first 6% of the participant's eligible compensation as defined in the Plan document. Participants became eligible for Company contributions after completion of one year of service.

        Effective July 1, 2002, the Plan no longer includes an ESOP feature and the Employer Shares Funds were closed to new investments. Although closed to new investments, the Employer Shares Funds continue to hold the shares of Avaya common stock that funded the Company matching contributions prior to July 1, 2002. In addition, as of July 1, 2002, the transfer restrictions in the Employer Shares Funds were lifted and from that date participants are able to transfer out of that investment option without limitation. All participant contributions and earnings thereon in the Employer Shares Funds are vested and are not subject to forfeiture. Participants may now direct the investment of Company matching contributions to any of the available investment options. Company matching contributions are vested upon the completion of five years of service in Avaya and its predecessors or upon the occurrence of certain prescribed events (e.g. death or disability), regardless of years of service. Company contributions and related earnings in which a terminated participant is not vested are forfeited. These amounts are included in total investments and will be used to reduce future Company contributions. Forfeited nonvested amounts at December 31, 2003 and 2002, were $72,604 and $141,831, respectively.

        Investment options in the Plan include twenty-three options, including Avaya common stock. The Lucent Stock Fund was closed to new investments effective October 1, 2000. Until October 30, 2003, participants were able to maintain investments in the Lucent and Agere Stock Funds. By that date all such investments were required to be transferred to other investment alternatives within the Plan.

        Each participant is entitled to exercise voting rights attributable to the Avaya, Lucent and Agere common shares allocated to the participant's account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee will vote any allocated common shares for which it does not receive voting instructions in the same proportion as the shares for which the Trustee has received voting instructions, subject to applicable law.

Participant Loans

        Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 (reduced by the highest outstanding loan balance during the 12 consecutive-month period immediately preceding the participant's request for a loan) or 50% of the participant's vested account balance. Upon default as defined in the Plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. The term of each loan shall be for one year, two years, three years, four years or fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate in effect as of the last business day of the month before the month in which the loan was originated. The interest rate on outstanding loans ranged from 4.0% to 9.5% at December 31, 2003 and 4.25% to 9.5% at December 31, 2002. Principal and interest are paid through payroll deductions.

Distributions

        If a participant's employment with the Company ends (except due to death) and the participant's vested amount is greater than $3,500, the participant may (1) leave the balance in the account in the Plan, (2) receive a lump sum distribution of the entire vested amount in the participant's account, (3) roll over the balance in the account to another employer's plan or an IRA or (4) if the participant is retiring with a service pension or separated from service due to a disability, take discretionary retiree withdrawals once per calendar year (in minimum amounts of $500). In the event that the participant's vested amount is $3,500 or less, the vested balance shall be distributed to the participant as soon as practicable following the participant's severance from employment. If no distribution election is made by the participant, the participant's separation occurs prior to attaining age 65 and the participant's account balance exceeds $3,500, the balance in the account will remain in the Plan and shall be distributed only at (1) the participant's request, (2) when the participant attains age seventy and one-half (70 1/2) or (3) upon the participant's death, whichever is earliest. Except with respect to certain participant elections made prior to January 1, 1985, when a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies) as soon as practicable.

        In service withdrawals are permitted if certain conditions are met by the participant.

2.    Summary of Significant Accounting Policies

Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

        Benefits are recorded when paid.

Valuation of Investments

        The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Avaya common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange or other relevant national stock exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates) (Note 7). Participant loans receivable are valued at cost which approximates fair value.

Purchases and Sales of Investments

        Purchases and sales of investments are recorded on a trade-date basis.

Investment Income

        Dividend income is recorded on investments held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

Net Depreciation in Fair Value of Investments

        The Plan presents, in the statement of changes in net assets available for benefits, the net depreciation in fair value of investments, which consists of the net realized gains or losses and the unrealized depreciation on those investments.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

        The Plan provides for various investment options that invest in any combination of equities, fixed income securities, guaranteed investment contracts and derivative contracts. Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.    Tax Status

        The Internal Revenue Service has determined and informed the Company by a letter dated November 28, 2003 that the Plan and related trust are designed in accordance with applicable provisions of the IRC. As such, the Plan's administrator and counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

4.    Termination Priorities

        Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets. In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts would be nonforfeitable.

5.    Plan Expenses

        Plan participants pay brokerage, investment manager and trustee fees and share the administrative costs of the Plan with the Company. Brokerage, investment manager and Trustee fees are generally reflected in the calculation of each fund's net asset value per unit. Administrative expenses totaling $29,000 on the Statement of Changes in Net Assets Available for Benefits as of December 31, 2003 consists of fees relating to loans.

6.    Interest in Avaya Inc. Master Trust

        The Plan, the ASPSE and the ASPVW each have an undivided interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Group Trust was 19% and 15% as of December 31, 2003 and 2002, respectively.

        A detail by general type of the interests in the Group Trust as of December 31, 2003 and 2002 at fair value is as follows:

(dollars in thousands)

	Total Group Trust
Type
	2003	2002
At fair value
Mutual funds	$426,038	$324,544
Common/collective and commingled trusts	263,807	256,167
Employer related common stock	190,220	43,872
Interest bearing cash	18,261	23,763
U.S. Government securities	24,987	24,537
Nonemployer related debt instruments	9,211	13,826
Nonemployer related common stock	6,970	—
Other	5,400	2,762

	944,894	689,471
At contract value
Investment contracts	278,926	194,375

	$1,223,820	$883,846

        Investment income for the Group Trust for the year ended December 31, 2003 is:

(dollars in thousands)

Investment income
Net appreciation in fair value of investments
Other marketable securities and obligations	$195,890
Common stock	141,190

337,080

Dividends	116
Interest	35

$337,231

7.    Investment Contracts with Insurance Companies

        The Group Trust has entered into benefit-responsive investment contracts with several insurance companies. These insurance companies maintain the contributions in a general account. These contracts are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

        There are no reserves against contract value for credit risk of the contract issuer or otherwise as of December 31, 2003 and 2002, respectively. The fair value of the investment contract at December 31, 2003 and 2002 was $286,785,534 and $202,810,065, respectively. The average yield and crediting interest rates were 3.89% and 3.69%, respectively, for 2003. The average yield and crediting interest rates were 5.07% and 5.14%, respectively, for 2002. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

8.    Related Party Transactions

        Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. The Group Trust invests in the common stock of Avaya of which the Plan has an undivided interest. At December 31, 2003, the Group Trust held 14,663,022 shares of Avaya common stock valued at $189,739,505. At December 31, 2002, the Group Trust held 14,523,313 shares of Avaya common stock valued at $35,582,117.

9.    Subsequent Events

        Effective as of January 1, 2004, contribution elections will be expressed as a percentage of pay, rather than a specific dollar amount. Contributions can now be made in whole percentages ranging from 1% to 25% of eligible compensation (instead of $5 increments). Employees will be able to participate in the Plan immediately upon joining the Company. Participants are fully vested in the Company matching contributions upon completion of three years of vesting service (reduced from five years). Effective as of January 1, 2004, certain employees age 50 and older may elect to contribute an additional 1% to 50% of pay as a catch up contribution. The maximum catch up contribution amount for 2004 is $3,000, and this amount will be raised in increments of $1,000 each year until it reaches

$5,000 in 2006. Effective as of January 1, 2004, the Company will match a part of a participant's contribution to the Plan after the participant completes six months of service with the Company (reduced from 12 months of service).

        In addition, effective January 1, 2004, the Plan was amended for the following:

  •
  Participants may take advantage of a second loan feature that has been added to the Plan for use in the purchase of a primary residence. Therefore participants can now have up to two loan types outstanding at one time—one for general purposes and one for primary residence. The aggregate amount of both loans outstanding is subject to the limits that had been applicable to the single general purpose loan.

  •
  The threshold for automatic distribution has changed (see Note 1—Distributions) to $5,000 (from $3,500), such that the Plan will automatically distribute a participant's account balance to the participant only if the balance is less than $5,000 at termination.

        The sale of Connectivity Solutions was completed on January 31, 2004. Participant's whose employment with the Company ended in connection with this sale have the same options available to them as described in Note 1—Distributions.

Avaya Inc.
Savings Plan
Schedule H, line 4i—Schedule of Assets (Held At End of Year)
December 31, 2003

(dollars in thousands)

Name of Issuer and Title of Issue	Description	Cost	Fair Value
*Participant loans receivable	(Interest rates range from 4.0% to 9.5%)	$5,008	$5,008
*
Party-in-interest

SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avaya Inc. Savings Plan (Name of Plan)
Date: June 25, 2004	/s/ JEFFREY MANDEL Jeffrey Mandel Vice President—Retirement Plans Avaya Inc.